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Ms. Gabby Klausner
Chief Financial Officer
Acro, Inc.
37 Inbar Street
Caesarea, Israel 30889

      Re: **Acro, Inc.**
            Form 10-KSB for the year ended 3/31/2007
            Filed on 3/13/2008
            File No. 000-50482

Dear Ms. Gabby Klausner:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Cicely LaMothe
               Branch Chief